

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2021

Michael Bor
Chief Executive Officer and Chairman
CarLotz, Inc.
611 Bainbridge Street, Suite 100
Richmond, Virginia 23224

> **Re: CarLotz, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 11, 2021**
> **File No. 333-252993**

Dear Mr. Bor:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Valerie Ford Jacob, Esq.